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                           CERTIFICATE OF AMENDMENT
                     OF THE CERTIFICATE OF INCORPORATION
                          OF FOREST OIL CORPORATION

Under Section 805 of the New York Business Corporation Law

     WE, THE UNDERSIGNED, William L. Dorn and Daniel L. McNamara being, respectively, the Chairman of the Board and Secretary of Forest Oil Corporation, do hereby certify:

     1.  The name of the Corporation is Forest Oil Corporation.

     2. The Certificate of Incorporation of said Corporation was filed by the Department of State, State of New York, on the 13th day of March, 1924, and its previous restated certificates of incorporation were filed by the Department of state on the 12th day of May, 1978, the 19th day of May, 1992 and the 21st day of October, 1993.

     3. Immediately upon the effectiveness of this amendment to the Corporation's Certificate of Incorporation pursuant to the New York Business Corporation Law (the "Effective Time"), each five issued and outstanding shares of the Corporation's Common Stock, Par Value $.10 Per Share ("Old Common Stock"), shall automatically, without further action on the part of the Corporation or any holder of such Old Common Stock, be reclassified into one new share of the Corporation's Common Stock, $.10 Par Value Per Share ("New Common Stock"), as constituted following the Effective Time. The reclassification of the Old Common Stock into New Common Stock, will be deemed to occur at the Effective Time, regardless of when the certificates representing such Old Common Stock are physically surrendered to the Corporation for exchange into certificates representing New Common Stock. After the Effective Time, certificates representing the Old Common Stock will, until such shares are surrendered to the Corporation for exchange into New Common Stock, represent the number and class of New Common Stock into which such Old Common Stock shall have been converted pursuant to this amendment.

     In cases in which the conversion of the Old Common Stock into New Common Stock results in any shareholder holding a fraction of a share, the Company will pay the shareholder for such fractional interest on the basis of the average closing market price on the National Market System of the National Association of Securities Dealers for the 10 trading days immediately preceding the Effective Time.

     4. Following the Effective Time, the number of outstanding shares of the Corporation will be reduced. The number of shares authorized to be issued by the Corporation will not change. This amendment authorizes the officers of the Corporation to reduce the stated capital of the Corporation to reflect the change in outstanding shares of the Corporation. Based upon the 53,289,960 shares of Old Common Stock outstanding as of December 27, 1995, the stated


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capital of the Corporation would be reduced from $5,328,996 to $1,065,799 to reflect the reduction in outstanding shares of the Corporation.

     At a meeting of the Board of Directors held on December 12, 1995, and at a meeting of the shareholders held on January 5, 1996, the foregoing amendment was approved by more than a majority of the votes cast by the holders of the outstanding shares of Common Stock entitled to vote thereon, all in accordance with Section 614 of the New York Business Corporation Law.

     IN WITNESS WHEREOF, this certificate has been signed and the truth of the statements therein affirmed under penalty of perjury, on this 5th day of January, 1996.


                                       William L. Dorn
                                       CHAIRMAN OF THE BOARD


                                       Daniel L. McNamara
                                       SECRETARY